FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.

Web Site: www.tevapharm.com                                   Web Site: www.ivax.com

__________________________________________________________________________________

Contacts:

Dan Suesskind
Chief Financial Officer	Neil Flanzraich
Teva Pharmaceutical Industries Ltd.	Vice Chairman and President
(011) 972-2-589-2840	IVAX Corporation
(305) 575-6008
George Barrett
President and CEO	David Malina
Teva North America	Vice President, Investor Relations
(215) 591-3030	and Corporate Communications
IVAX Corporation
Investor Relations	(305) 575-6043
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA/IVAX CASH AND STOCK ELECTION DEADLINE UPDATE

Jerusalem, Israel and Miami, Florida, October 17, 2005 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and IVAX Corporation (AMEX: IVX) announced that the deadline for the submission of elections by IVAX shareholders in connection with Teva`s pending acquisition of IVAX will be extended to two business days before the date of the transaction closing, a closing date which has yet to be announced.  The companies continue to expect that the transaction will close in late 2005 or early 2006, following completion of the Hart-Scott-Rodino clearance process, the obtaining of the other required antitrust approvals and the satisfaction of all other closing conditions contained in the merger agreement between the parties.

Under the merger agreement, IVAX shareholders have the right to elect whether to receive their merger consideration in cash or Teva ADRs, subject to proration.  The September 23, 2005 joint proxy statement/prospectus of Teva and IVAX designated an initial election deadline of October 27, 2005, to coincide with the special shareholder meetings of Teva and IVAX scheduled on that date.  Assuming both sets of shareholders approve the transaction, this would have been the earliest possible date on which the merger could have been consummated.

On October 11, 2005, Teva and IVAX announced that, as expected, the U.S. Federal Trade Commission had issued a "second request" seeking additional information regarding the transaction.  Accordingly, it is now clear that the closing of the transaction will not occur immediately following the October 27, 2005 special shareholder meetings.  In accordance with the terms of the merger agreement, the parties will, therefore, publicly announce a new election deadline at least five business days prior to the anticipated closing date of the merger.  In order for their elections to be effective, holders of IVAX shares will have to submit their elections no later than two business days prior to the closing date.

The special shareholder meetings of IVAX and Teva to vote on the merger will be held on October 27, 2005, as previously announced.  Shareholders who have not already voted are urged to do so prior to the meetings.

For additional information, shareholders should refer to the joint proxy statement/prospectus, dated September 23, 2005, which includes a copy of the merger agreement.  IVAX shareholders may obtain additional copies of the joint proxy statement/prospectus, the form of election and related instructions by contacting D. F. King & Co., Inc., which is assisting IVAX, toll-free at 1-800-549-6697, or IVAX Investor Relations at 305-575-6000.  IVAX shareholders whose shares are held in their brokers` name should contact their broker for instructions.  Teva shareholders may obtain additional copies of the joint proxy statement/prospectus by contacting MacKenzie Partners, Inc., which is assisting Teva, toll-free at 1-800-322-2885 or Teva Investor Relations at +972-3-926-7554.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva`s sales are in North America and Europe.

About IVAX

IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed merger and the contingencies and uncertainties to which Teva and Ivax may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995.  Such statements are made based upon management`s current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, including any required divestitures in connection with obtaining antitrust approvals, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin® and Allegra®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX`s Annual Report on Form 10-K and their  other filings with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This communication is being made in respect of the proposed merger involving Teva and IVAX.  In connection with the proposed merger, Teva has filed  a registration statement on Form F-4 containing a proxy statement/prospectus for the shareholders of Teva and IVAX, and IVAX has filed a proxy statement for the shareholders of IVAX with the SEC.  Before making any voting or investment decision, IVAX's and Teva's shareholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction.  The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC`s website, www.sec.gov.  You may also obtain the proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.

Teva, IVAX and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding IVAX's directors and executive officers is available in IVAX's proxy statement for its 2004 annual meeting of stockholders, which was filed with the SEC on May 2, 2005, and information regarding Teva's directors and executive officers is available in Teva's Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the SEC on March 17, 2005.  Additional information regarding the interests of such potential participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: October 17, 2005